Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.
                                                   Commission File No.  0-32649








                                                               Publicis + Bcom3
                                    Additional Content for Employee Discussions




                                                                     PUBLICIS__

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                    Shared Philosophies, Powerful Heritages
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                 "Our untiring passion is to partner with our clients in their mission to build brands which differentiate themselves,
                                  which win and which last"

                        "Publicis is a highly principled agency with a
 [Publicis Logo]              big heart and clear ethical standards"

                  "'Reaching for Excellence' is much more than a slogan, it is also a burning commitment and a founding value at Publicis"

                  "We are, above all, an enterprise of men and women in which the founder's spirit is ever present"
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"Bcom3 is a family of companies born to be the best
            in the world -- bar none"

"I regard integrity as the heart and driving force          [b|com3 Logo]
                 of this agency"

"When you reach for the stars, you may not always
  get one, but you won't come up with a handful
                 of mud, either"
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b|com3
    Strategy                                                         PUBLICIS__

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                   A Powerful and Diversified Set of Assets
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     In addition to their brand agencies, Publicis has a wealth of assets in key sectors

Three Agency Networks   Multicultural Communication Groups   Media
---------------------   ----------------------------------   -----
o  Publicis Worldwide   o  Burrell Communications            o  The Zenith Optimedia Group
o  Saatchi & Saatchi       - African American                   (Zenith Media + Optimedia)
o  Fallon Worldwide     o  Conill Advertising
                           - Hispanic Agency of the          Other Specialists
                              Year 2000                      -----------------
                        o  PublicisoSanchez & Levitan        o  Publicis Consultants
                           - Hispanic                           - Corporate Communications
                                                             o  Media System
                        Specialized and Marketing Agencies      - Human Resources Communication -
                        ----------------------------------        France only
                        o  Nelson Communications Worldwide   o  Publicis.net
                           - Healthcare                         - Accumulation of Publicis
                        o  Publicis Dialog                        Groupe's stake in web agencies
                           - 22 countries                    o  Medias & Regies Europe
                           - Field/Event/Direct Marketing,      - Intermediary media selling
                             Loyalty, New Product Launches,       agent
                             Merchandising, Promo, PR
                             Promotions
                        o  The Triangle Group
                           - Sales promotion
                        o  Frankel
                           - Direct marketing


b|com3
    Strategy                                                         PUBLICIS__

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                              Publicis Worldwide
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o  Founded in 1926
                                                       [Publicis Logo]
o  Over 9,700 employees in 83 countries

o Mission: "We are tirelessly committed to the mission of helping our clients build lasting, original, winning brands. With conviction, we promise to be their best partner, and to continually seek and increase their satisfaction. Publicis demands performance."

o Major International Clients: Nestle, Hewlett Packard, L'Oreal, Renault, Coca Cola, Ericsson, Whirlpool, Siemens, UBS, British Airways, and Club Med


        [Whirlpool Logo]  [Nestle Logo]  [RENAULT Logo]  [L'OREAL Logo]

                    [hp invent Logo]  [BRITISH AIRWAYS Logo]


b|com3
    Strategy                                                         PUBLICIS__

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                          The Zenith Optimedia Group
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o  156 offices in 59 countries
                                                            [OPTIMEDIA Logo]
o  #3 media group in the world                                  Zenithmedia

o Representative clients include: Alcatel, Campbells, Continental, ExxonMobil, Mars, Toyota, P&G, L'Oreal, Nestle, General Mills,
   Hewlett-Packard


      [MARS incorporated Logo]  [BT Logo]  [TOYOTA Logo]  [Verizon Logo]


b|com3
    Strategy                                                         PUBLICIS__

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                               Saatchi & Saatchi
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o  Founded in 1967 by brothers Charles & Maurice Saatchi and became Publicis
   Groupe's second network in Sept. 2000

o  One of the world's leading creative organizations. (Won 23 Lion awards in
   2001)
                                                  [SAATCHI & SAATCHI Logo]

o  5,300 people in 82 countries

o Mission is to be revered as the hothouse for world-changing creative ideas that transform our clients' businesses, brands and reputations.

o Leading Clients: Toyota/Lexus, P&G, General Mills, Johnson & Johnson, DuPont, Sony Consumer Electronics


                [G Logo]  [Johnson & Johnson Logo]  [TOYOTA Logo]

              [DU PONT Logo]  [SONY Logo]  [Procter & Gamble Logo]


b|com3
    Strategy                                                         PUBLICIS__

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                               Fallon Worldwide
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o    Founded in 1981                              [Fallon/Worldwide Logo]

o    500 employees

o One of America's most admired creative agencies, Fallon became part of the Publicis Group at the beginning of 2000.

o With offices in Minneapolis, New York, London, Sao Paolo, Hong Kong, and Singapore, Fallon has plans to build a worldwide network

o Leading Clients: Holiday Inn Hotels, EDS, BMW of America, Citibank, United Airlines, Nordstrom, Starbucks, and Ralston Purina


              [STARBUCKS COFFEE Logo]  [NORDSTROM Logo]  [EDS Logo]

              [UNITED Logo]  [BMW Logo]  [citi Logo]  [Purina Logo]


b|com3
    Strategy                                                         PUBLICIS__

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                            Additional information
-------------------------------------------------------------------------------

o Publicis and Bcom3 will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). We urge investors to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because these documents will contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, investors may obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France. Investors may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601.

   Bcom3 and its directors, executive officers and certain other members of Bcom3 management and employees may be soliciting proxies from Bcom3 shareholders in connection with the merger. Information concerning the directors and executive officers of Bcom3 is set forth in the Annual Report on Form 10-K of Bcom3 for the year ended December 31, 2001, which has been filed with the SEC. Information concerning the participants in the proxy solicitation will also be set forth in the proxy statement/prospectus when it is filed with the SEC.


b|com3
    Strategy                                                         PUBLICIS__